Exhibit 99.1

Nanox Announces Second Quarter of 2023 Financial Results and

Provides Business Update

Reports progress towards global supply chain development

Ended the second quarter of 2023 with cash, cash equivalents, restricted cash and marketable securities of $80.3 million

Management to host conference call and webcast Thursday, August 17, 2023 at 8:30 AM ET

NEVE ILAN, Israel— August 17, 2023 -- NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the second quarter ended June 30, 2023 and provided a business update.

Second Quarter 2023 Highlights and Recent Developments:

●	On April 28, 2023, the Company received 510(k) clearance from the U.S. Food and Drug Administration (the “FDA”) to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicians.

●	Generated $2.6 million in revenue in the second quarter of 2023, compared to $2.2 million in the second quarter of 2022.

●	Progress to secure future supplies of chips and tubes with multiple partnership agreements.

●	Entered an Original Equipment Manufacturing Collaboration with a U.S. government agency for development of security scanning and testing applications.

●	Working to deploy the first Nanox.ARC in the U.S. in a clinical setting in an East Coast facility. Nanox received an import license during the second quarter of 2023 following the receipt of the above-mentioned clearance. The system arrived in the U.S. during the second quarter of 2023.

“The second quarter of 2023 was another successful quarter for Nanox, as we received the 510(k) FDA clearance for the Nanox.ARC system,” said Erez Meltzer, Nanox Chief Executive Officer. “Our team also made progress across various fronts to help us move toward the large-scale deployment of the Nanox systems in the U.S. and across various other countries, subject to local regulatory approvals. After obtaining the FDA clearance and taking multiple steps to strengthen our supply and manufacturing capabilities, including by working to secure additional sources of chips and tubes from partners around the world, we are getting ready to accelerate our commercial deployment in the U.S. and other markets.”

Financial results for three months ended June 30, 2023

For the three months ended June 30, 2023 (the “reported period”), the Company reported a net loss of $17.4 million, compared to a net loss of $19.6 million for the three months ended June 30, 2022 (which is referred as the “comparable period”), representing a decrease of $2.2 million. In the comparable period, the Company recorded an expense that resulted in a goodwill impairment of $14.3 million, which was largely offset by a decrease in the Company’s other income due to a decrease in the Company’s earn-out liabilities in the amount of $12.8 million.

For the three months ended June 30, 2023, the Company reported revenue of $2.6 million, compared to $2.2 million in the comparable period. During the three months ended June 30, 2023, the Company continued to generate revenues largely through the sales of teleradiology services and AI solutions.

The Company’s gross loss during the three months ended June 30, 2023, totaled $1.7 million on a GAAP basis, as compared to a gross loss of $1.8 million in the comparable period on a GAAP basis, which represents a gross loss margin of approximately (66)% on a GAAP basis, as compared to (80)% on a GAAP basis in the comparable period.

Non-GAAP gross profit for the three months ended June 30, 2023, was $0.9 million, as compared to $0.8 million in the comparable period, which represents a gross profit margin of approximately 34% on a non-GAAP basis for the three months ended June 30, 2023, as compared to 37% on a non-GAAP basis in the comparable period.

The Company’s revenue from teleradiology services for the three months ended June 30, 2023 was $2.5 million with a gross profit of $0.4 million on a GAAP basis, as compared to revenue of $2.1 million with a gross profit of $0.3 million on a GAAP basis in the comparable period, which represents a gross profit margin of approximately 14% on a GAAP basis for the three  months ended June 30, 2023 as compared to 16% on a GAAP basis in the comparable period.

Non-GAAP gross profit of the Company’s teleradiology services for the three months ended June 30, 2023, was $0.9 million, which was unchanged from the comparable period on a non-GAAP basis, which represents a gross profit margin of approximately 36% on a non-GAAP basis for the three months ended June 30, 2023, as compared to 43% on a non-GAAP basis in the comparable period. The increase in the Company’s revenue is mainly due to the increase in the amount of radiologists that engaged in reading during overnight and weekend shifts due to the Company’s efforts to increase its revenue in those segments. The decrease in the gross profit margin on a non-GAAP basis is attributable mainly to an increase in the cost of the engaged radiologists due to incentive payments which the Company paid to radiologists to engage during overnight and weekend shifts.

The Company’s revenue from its AI solutions for the three months ended June 30, 2023 was $0.1 million with a gross loss of $2.1 million on a GAAP basis, which was unchanged from the comparable period.

Non-GAAP gross loss of the Company’s AI solutions for the three months ended June 30, 2023 was $0.0, as compared to $0.1 on a non-GAAP basis in the comparable period. During the second quarter of 2023, Nanox AI completed several pilot programs with marketplaces, marketplace costumers and health organizations.

Research and development expenses for the three months ended June 30, 2023 were $6.9 million, as compared to $6.5 million in the comparable period. The increase of $0.4 million was mainly due to an increase in the Company’s cost of labor in the amount of $0.7 million, which was mainly due to increase of headcount in connection with the development of the Nanox.ARC, and an increase in depreciation expenses in the amount of $0.1 million which was partially offset by a decrease in share based compensation of $0.3 million and an increase in R&D grants that the Company received in the amount of $0.1 million.

Sales and marketing expenses for the three months ended June 30, 2023 were $0.8 million, as compared to $1.1 million in the comparable period. The decrease of $0.3 million was mainly due to a decrease in share-based compensation in the amount of $0.1 million and a decrease in marketing expenses of $0.1 million.

General and administrative expenses for the three months ended June 30, 2023 were $7.6 million, as compared to $11.2 million in the comparable period. The decrease of $3.6 million was mainly due to a decrease in the Company’s cost of labor in the amount of $0.5 million as a result of a reduction in headcount as part of the Company’s plan to increase efficiencies, a decrease in share-based compensation in the amount of $2.8 million and a decrease in the cost of the directors’ and officers’ liability insurance premium in the amount of $0.3 million.

During the second quarter of 2023, the Company accrued $0.7 million for future settlement expenses in connection with the SEC investigation. As previously disclosed, the Company and Ran Poliakine, Chairman of the board of directors of the Company, reached agreements in principle with the SEC staff to settle the SEC investigation. The agreements are subject to finalization, including any financial remedies, which the Company estimates will be approximately $0.7 million in civil penalties from the Company. Final resolution of this matter is subject to preparation and negotiation of documentation satisfactory to all the parties, including, with respect to the Company, approval by the Company’s board of directors and, in the case of the SEC, authorization by the Commission, as well as approval by a federal district court.

Non-GAAP net loss attributable to ordinary shares for the three months ended June 30, 2023 was $9.9 million, as compared to $8.2 million in the comparable period. The increase of $1.7 million was mainly due to income tax benefit of $2.1 million that the Company recorded in the comparable period as compared to $0.1 million during the three months ended June 30, 2023. Non-GAAP gross profit for the three months ended June 30, 2023 was $0.9 million, as compared to $0.8 million in the comparable period. Non-GAAP research and development expenses for the three months ended June 30, 2023 were $6.0 million, as compared to $5.3 million in the comparable period. Non-GAAP sales and marketing expenses for the three months ended June 30, 2023 were $0.6 million, as compared to $0.8 million in the comparable period. Non-GAAP general and administrative expenses for the three months ended June 30, 2023 were $4.7 million, as compared to $5.5 million in the comparable period. The decrease of $0.8 million was mainly due to a decrease in the Company’s cost of labor in the amount of $0.5 million as a result of a reduction in headcount as part of the Company’s plan to increase efficiencies and a decrease in the cost of the directors’ and officers’ liability insurance premium in the amount of $0.3 million.

A reconciliation between GAAP and non-GAAP financial measures for the three- and six-month periods ended June 30, 2023 and 2022 is provided in the financial results that are part of this press release. The difference between the GAAP and non-GAAP financial measures above is mainly attributable to amortization of intangible assets, share-based compensation, change in contingent earnout liability, legal fees in connection with the class-actions litigation and the SEC investigation, accrual in connection with the settlement of the class-actions litigation and accrual in connection with the estimated settlement of the SEC investigation.

Liquidity and Capital Resources

As of June 30, 2023, the Company had total cash, cash equivalents, restricted cash and marketable securities of $80.3 million, composed of $74.4 million of cash, cash equivalents, and short-term marketable securities and $5.9 million of long-term marketable securities and restricted cash. As of June 30, 2023, the Company had total current assets of $77.5 million and total current liabilities of $23.4 million, creating a working capital of $54.1 million.

As of December 31, 2022, the Company had total cash, cash equivalents, restricted cash and marketable securities of $102.9 million. As of December 31, 2022, the Company had $77.6 million of cash, cash equivalents and short-term marketable securities and $25.3 million of long-term marketable securities and restricted cash. As of December 31, 2022, the Company had total current assets of $82.5 million and total current liabilities of $25.1 million, creating a working capital of $57.4 million.

The decrease in the Company’s cash, cash equivalents, restricted cash and marketable securities of $22.6 million during the six-month period ended June 30, 2023, was primarily due to negative cash flow from operations of $20.8 million and the purchase of property and equipment of $1.8 million.

On July 26, 2023, the Company raised $30 million in a registered direct offering by selling 2,142,858 of the Company’s ordinary shares, par value NIS 0.01 per share (the “ordinary shares”), together with warrants to purchase up to 2,142,858 ordinary shares at a combined purchase price of $14.00 per share. The net proceeds of the offering were expected to be approximately $28.2 million, excluding any proceeds that may be received upon the exercise of the warrants, after deducting placement agent fees and other offering expenses payable by the Company. The warrants have an exercise price of $19.00 per share, are exercisable immediately upon issuance and will expire five years from issuance. The warrants are exercisable for cash only so long as the Company has an effective registration statement covering the issuance of shares upon the exercise of the warrants.

Other Assets

As of June 30, 2023, the Company had property and equipment of $45.2 million as compared to $43.5 million as of December 31, 2022. The increase is mainly attributed to the purchase of equipment and parts for the assembly of Nanox.ARC (including the Nanox.CLOUD) units.

As of June 30, 2023, the Company had intangible assets and goodwill of $93.3 million as compared to $98.6 million as of December 31, 2022. The decrease is attributable to the periodic amortization of intangible assets in the amount of $5.3 million.

Shareholders’ Equity

As of June 30, 2023, the Company had approximately 55.6 million shares outstanding as compared to 55.1 million shares outstanding as of December 31, 2022. The increase was mainly due to the issuance of 210,138 shares upon the exercise of options, which generated, in the aggregate, approximately $0.6 million in gross proceeds to the Company and the issuance of 255,392 ordinary shares to the former stockholders of USARAD, in consideration for the achievement of certain milestones in connection with the first earn out period, as defined in the USARAD Stock Purchase Agreement and a global settlement of both parties’ performance obligations under the USARAD Stock Purchase Agreement.

Conference Call and Webcast Details

Thursday, August 17, 2023 @ 8:30am ET

Individuals interested in listening to the conference call may do so by joining the live webcast on the Investors section of the Nanox website under Events and Presentations. Alternatively, individuals can register online to receive a dial-in number and personalized PIN to participate in the call. An archived webcast of the event will be available for replay following the event.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on applying its proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. Nanox’s vision is to increase access, reduce costs and enhance the efficiency of routine medical imaging technology and processes, in order to improve early detection and treatment, which Nanox believes is key to helping people achieve better health outcomes, and, ultimately, to save lives. The Nanox ecosystem includes Nanox.ARC - a multi-source Digital Tomosynthesis system that is cost-effective, and user-friendly; an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic disease, (Nanox.AI); a cloud-based infrastructure (Nanox.CLOUD); and a proprietary decentralized marketplace, through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts; and a comprehensive teleradiology services platform (Nanox.MARKETPLACE). Together, Nanox’s products and services create a worldwide, innovative, and comprehensive solution that connects medical imaging solutions, from scan to diagnosis. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, those relating to the Company’s expectations regarding the timing of the closing of the offering, the expected amount of gross proceeds, the satisfaction of customary closing conditions related to the offering and the intended use of proceeds therefrom. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to continue to develop of the Nanox imaging system; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox imaging system and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; (x) the costs incurred with respect to and the outcome of the securities class action litigation and the SEC inquiry Nanox is currently subject to and any similar or other claims and litigation it may be subject to in the future; and (xi) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP other expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, change in contingent earnout liability, legal fees in connection with class-action litigation and the SEC investigation, accrual in connection with the settlement of the class-actions and accrual in connection with the estimated settlement of the SEC investigation. The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, these non-GAAP measures should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	June 30, 2023	December 31, 2022
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	41,998	38,463
Marketable securities - short term	32,466	39,161
Accounts receivables net of allowance for credit losses of $42 and $34 as of June 30, 2023 and December 31, 2022, respectively.	1,431	977
Prepaid expenses	901	2,414
Other current assets	723	1,446
TOTAL CURRENT ASSETS	77,519	82,461

NON-CURRENT ASSETS:
Restricted cash	63	66
Property and equipment, net	45,193	43,545
Operating lease right-of-use asset	1,260	1,157
Marketable securities - long term	5,820	25,198
Intangible assets	85,913	91,219
Goodwill	7,420	7,420
Other non-current assets	1,697	2,867
TOTAL NON-CURRENT ASSETS	147,366	171,472
TOTAL ASSETS	224,885	253,933

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	3,967	3,619
Accrued expenses	12,757	12,240
Deferred revenue	578	182
Contingent short term earnout liability	1,465	4,250
Current maturities of operating lease liabilities	448	740
Other current liabilities	4,218	4,043
TOTAL CURRENT LIABILITIES	23,433	25,074

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	783	398
Long term loan	3,428	3,481
Non-current deferred revenue	6	398
Contingent long-term earnout liability	-	4,089
Deferred tax liability	3,142	3,330
Other long-term liabilities	558	483
TOTAL NON-CURRENT LIABILITIES	7,917	12,179
TOTAL LIABILITIES	31,350	37,253

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at June 30, 2023 and December 31 2022, 55,559,767 and 55,094,237 issued and outstanding at June 30, 2023 and December 31 2022, respectively	159	158
Additional paid-in capital	482,971	477,953
Accumulated other comprehensive loss	(1,013)	(1,974)
Accumulated deficit	(288,582)	(259,457)
TOTAL SHAREHOLDERS’ EQUITY	193,535	216,680
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	224,885	253,933

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2023	2022	2023	2022
REVENUE	5,029	4,008	2,582	2,200

COST OF REVENUE	8,243	7,682	4,273	3,955

GROSS LOSS	(3,214)	(3,674)	(1,691)	(1,755)

OPERATING EXPENSES:
Research and development	13,199	13,323	6,913	6,493
Sales and marketing	1,988	2,184	835	1,078
General and administrative	15,434	22,439	7,626	11,150
Goodwill impairment	-	14,338	-	14,338
Change in contingent earnout liability	(4,523)	(12,256)	137	(12,631)
Other expenses, net	597	423	629	-
TOTAL OPERATING EXPENSES	26,695	40,451	16,140	20,428
OPERATING LOSS	(29,909)	(44,125)	(17,831)	(22,183)
REALIZED LOSS FROM SALE OF MARKETABLE SECURITIES	(178)	-	-	-
FINANCIAL INCOME, net	781	597	380	471
OPERATING LOSS BEFORE INCOME TAXES	(29,306)	(43,528)	(17,451)	(21,712)

INCOME TAX BENEFIT	181	2,248	87	2,098
NET LOSS	(29,125)	(41,280)	(17,364)	(19,614)

BASIC AND DILUTED LOSS PER SHARE	(0.53)	(0.79)	(0.31)	(0.38)
Weighted average number of basic and diluted ordinary shares outstanding (in thousands)	55,267	52,137	55,375	52,192
Comprehensive Loss:
Net Loss	(29,125)	(41,280)	(17,364)	(19,614)
Other comprehensive gain (loss):

Unrealized gain (loss) from available for-sale securities	961	(1,598)	369	(237)
Total comprehensive loss	(28,164)	(42,878)	(16,995)	(19,851)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2023	55,094,237	158	477,953	(1,974)	(259,457)	216,680
Changes during the period:
Issuance of ordinary shares upon exercise of options	210,138	*	595	-	-	595
Issuance of ordinary shares under settlement agreement with former shareholders of USARAD Holding Inc.	255,392	1	1,560	-	-	1,561
Other comprehensive gain	-	-	-	961	-	961
Share-based compensation	-	-	2,863	-	-	2,863
Net loss for the period	-	-	-	-	(29,125)	(29,125)
BALANCE AT JUNE 30, 2023	55,559,767	159	482,971	(1,013)	(288,582)	193,535

*	Less than $1.

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT APRIL 1, 2023	55,150,345	158	479,172	(1,382)	(271,218)	206,730
Changes during the period:
Issuance of ordinary shares upon exercise of options	154,030	*	419	-	-	419
Issuance of ordinary shares under settlement agreement with former shareholders of USARAD Holding Inc.	255,392	1	1,560	-	-	1,561
Other comprehensive gain	-	-	-	369	-	369
Share-based compensation	-	-	1,820	-	-	1,820
Net loss for the period	-	-	-	-	(17,364)	(17,364)
BALANCE AT JUNE 30, 2023	55,559,767	159	482,971	(1,013)	(288,582)	193,535

*	Less than $1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2022	51,791,441	149	438,820	(607)	(146,214)	292,148
Changes during the period:
Issuance of ordinary shares upon exercise of options	141,067	*	155	-	-	155
Other comprehensive loss	-	-	-	(1,598)	-	(1,598)
Issuance of ordinary shares upon achievement of a milestone	89,286	*	953	-	-	953
Issuance of ordinary shares upon exercise of warrants	192,927	1	369	-	-	370
Share-based compensation	-	-	11,528	-	-	11,528
Net loss for the period	-	-	-	-	(41,280)	(41,280)
BALANCE AT JUNE 30, 2022	52,214,721	150	451,825	(2,205)	(187,494)	262,276

*	Less than $1.

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT APRIL 1, 2022	52,080,400	150	446,696	(1,968)	(167,880)	276,998
Changes during the period:
Issuance of ordinary shares upon exercise of options	134,321	*	138	-	-	138
Other comprehensive loss	-	-	-	(237)	-	(237)
Share-based compensation	-	-	4,991	-	-	4,991
Net loss for the period	-	-	-	-	(19,614)	(19,614)
BALANCE AT JUNE 30, 2022	52,214,721	150	451,825	(2,205)	(187,494)	262,276

*	Less than $1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six Months Ended June 30,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(29,125)	(41,280)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	2,863	11,528
Amortization of intangible assets	5,306	5,305
Impairment of Goodwill	-	14,338
Exchange rate differentials	(78)	(193)
Change in contingent earnout liability	(4,523)	(12,256)
Depreciation	509	404
Deferred tax liability, net	(188)	(2,296)
Realized loss from sale of marketable securities	178	-
Amortization of premium, discount and accrued interest on marketable securities	527	788
Impairment of property and equipment	145	133
Changes in Operating Assets and Liabilities:
Accounts receivable	(454)	(152)
Prepaid expenses and other current assets	2,236	3,166
Other non-current assets	98	(763)
Accounts payable	957	(1,517)
Operating lease assets and liabilities	(10)	(125)
Accrued expenses and other liabilities	692	1,798
Deferred Revenue	4	(14)
Other long-term liabilities	75	31
Net cash used in operating activities	(20,788)	(21,105)

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchase of property and equipment	(1,839)	(5,760)
Purchase of marketable securities	-	(1,002)
Proceeds from maturity of marketable securities	25,507	13,502
Proceeds from sale of marketable securities	822	-
Investment in equity securities	-	(1,010)
Net cash provided by investing activities	24,490	5,730

CASH FLOWS FROM FINANCING ACTIVITIES:

Payment due to settlement of contingent earnout liabilities	(790)	-

Proceeds from issuance of ordinary shares upon exercise of warrants	-	370
Proceeds from issuance of ordinary shares upon exercise of options	595	155
Net cash provided by/(used in) financing activities	(195)	525
EFFECT OF CHANGES IN EXCHANGES RATE ON CASH BALANCES IN FOREIGN CURRENCIES	25	(122)
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	3,532	(14,972)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE PERIOD	38,529	66,772
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE PERIOD	42,061	51,800

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS
Cash paid for interest	74	35
Cash paid for income taxes	7	116
SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS -
Purchase of property and equipment, not yet paid	-	241
Ordinary shares issued in connection with earnout liability	1,561	953
Operating lease liabilities arising from obtaining operating right-of use assets	601	-

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH:
Cash and cash equivalents	41,998	51,676
Restricted cash	63	124
Total cash, cash equivalents and restricted cash	42,061	51,800

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

a.	The Company, together with its subsidiaries, develops a commercial-grade tomographic imaging device with a digital X-ray source, provides teleradiology services and develops artificial intelligence applications designed to be used in real-world medical imaging applications. The Company’s solution, referred to as the Nanox Multi Source System, has two integrated components – “Nanox.ARC” and “Nanox.CLOUD”. Nanox.ARC is a medical tomographic imaging system incorporating the Company’s novel digital X-ray source. Nanox.CLOUD is a platform which employs a matching engine to match medical images to radiologists, provides image repository, connectivity to diagnostic assistive AI systems, billing and reporting. On April 1, 2021, the Company received clearance from the FDA to market the Company’s Nanox Cart X-Ray System. On April 28, 2023, the Company received clearance from the FDA to market the Company’s multi-source Nanox.ARC system.

The Company has experienced net losses and negative cash flows from operations since its inception. The Company anticipates such losses will continue until its product candidates reach commercial profitability.

Based on the Company’s activities during the period ended June 30, 2023, the Company has sufficient funds for its plans for the next twelve months from the issuance of these financial statements.

b.	Current Impact of geopolitical tensions and the start of the military conflict between Russia and Ukraine

U.S. and global economies are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the ongoing conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. As a result, sanctions and penalties have been levied by the United States, European Union and other countries against Russia. Russian military actions and the resulting sanctions could have a negative impact on supply chains, the Company’s MSaaS agreements relating to Russia and Belarus or the region and adversely affect the global economy and financial markets. Any of the abovementioned factors could affect the Company’s business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries, prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Accordingly, they do not contain all information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s condensed consolidated financial position as of June 30, 2023, the condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2023 and 2022 and the condensed consolidated statements of cash flows and the condensed consolidated statements of equity for the six months ended June 30, 2023 and 2022. The preparation of financial statements in conformity with GAAP requires the Company to make certain estimates and assumptions for the reporting periods covered by the financial statements. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual amounts could differ from these estimates.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on May 1, 2023 (the “Annual Report”). For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Annual Report.

Fair Value of Financial Instruments

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Company’s financial instruments consist mainly of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The fair value of these financial instruments approximates their carrying value.

	Balance as of June 30, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (*)	-	31,582		31,582
Marketable securities	-	38,286	-	38,286
Total assets	-	69,868	-	69,868

Liabilities:
Long term loan	-	-	3,241	3,241
Contingent short term earnout liability (**)	-	-	1,465	1,465
Total liabilities	-	-	4,706	4,706

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

The Company classifies AFS securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value.

	Balance as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (*)	-	31,841		31,841
Marketable securities	-	64,359	-	64,359
Total assets	-	96,200	-	96,200

Liabilities:
Long term loan	-	-	3,228	3,228
Contingent short term earnout liability (**)	-	-	4,250	4,250
Contingent long-term earnout liability (**)	-	-	4,089	4,089
Total liabilities	-	-	11,567	11,567

The Company classifies AFS securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value.

(*)	As of June 30, 2023, approximately $31,582 thousand of debt securities were classified under “Cash and Cash equivalents” in the unaudited condensed consolidated balance sheets as such securities met all applicable classification criteria. As of December 31, 2022, approximately $31,841 thousand of debt securities were classified under “Cash and Cash equivalents” in the consolidated balance sheets as such securities met all applicable classification criteria.
(**)	The income valuation approach is applied, and the valuation inputs include the contingent payment arrangement terms, discount rate and probability assessments.

Contingent earnout liability:

The Company determines the fair value of the liabilities for the earn-out contingent consideration based on a probability-weighted discounted cash flow analysis with regards to probability assessments of achievement of certain milestones and discount rate. A probability of success factor ranging from 0% to 100% was used in the calculation of the probability of the achievement of each milestone. This fair value measurement is based on significant unobservable inputs and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration liabilities is based on several factors, such as: the cash flows projected from operations; the probability of success of achievement of regulatory clearances, CPT codes, and other industry certification, development of applications and systems deployment and several other milestone events; and the time and resources needed to complete each milestone and the risk adjusted discount rate for fair value measurement. The weighted average discount rate ranged from 9.2% to 28.1%. The contingent earnout liability consideration is evaluated quarterly. Changes in the fair value of contingent consideration liabilities are recorded in the consolidated statements of operations. Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes in the contingent earnout liabilities.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

The following table summarizes the activity for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	June 30, 2023	December 31, 2022
	(U.S. $ in thousands)
Fair value at the beginning of the period	$8,339	$48,285

Change in fair value of earn out liabilities	(4,523)	(20,376)
Payment due to settlement of earnout liabilities (*)	(790)
Issuance of ordinary shares due to achievement of milestones and settlement of contingent consideration (*)	(1,561)	(19,570)
Fair value at the end of the period	$1,465	$8,339

(*)	Settlement of contingent earn-out liabilities with the former stockholders of USARAD Holding inc. (‘USARAD”).

On April 28, 2023, the Company agreed to pay an aggregate amount of $290,063 in cash and 45,392 ordinary shares to the former stockholders of USARAD, in consideration for the achievement of certain milestones in connection with the first earn out period, as defined in the USARAD Stock Purchase Agreement. In addition, the Company and the former shareholders of USARAD entered into a settlement agreement with respect to any additional amount that could be granted to the shareholders of USARAD as consideration for the remainder of the milestones and applicable earn-outs under the USARAD Stock Purchase Agreement, according to which the Company agreed to pay an aggregate of $500,000 in cash and 210,000 ordinary shares to the former stockholders of USARAD. As a result of the settlement, both parties’ performance obligations under the USARAD Stock Purchase Agreement have been satisfied in full.

The Quantitative Information about Level 3 Fair Value Measurements of the Company’s short-term and long-term contingent consideration liabilities designated as Level 3 are as follows:

	Fair Value at June 30, 2023	Valuation Technique	Significant Unobservable Input
Contingent short term earnout liability — (MDW Inc.)	$1,465	Discounted cash flow	contingent payment arrangement terms, and probability of achievement

	Fair Value at December 31, 2022	Valuation Technique	Significant Unobservable Input

Contingent short term earnout liability — (MDW Inc. and USARAD Holding Inc.)	$4,250	Discounted cash flow	contingent payment arrangement terms, and probability of achievement

Contingent long term earnout liability — (USARAD Holding Inc.)	$4,089	Discounted cash flow	contingent payment arrangement terms, and probability of achievement

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 3 - COMMITMENTS AND CONTINGENCIES:

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

In September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain then-current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al, Case No. 1:20-cv-04355, alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. On December 7, 2020, proposed lead plaintiffs submissions were fully briefed, on August 10, 2022, Magistrate Judge Marcia M. Henry issued a Report and Recommendation, recommending that the Court approve Derson O. Jolteus and Edward Ko as lead plaintiffs, and on August 30, 2022, Judge William Kuntz adopted the Report and Recommendation. On June 24, 2022, the Company moved to consolidate this action with the action captioned McLaughlin v. Nano-X Imaging Ltd. et al, Case No: 1:21-cv-05517, discussed further below. The Company’s motion to consolidate remains outstanding. On October 31, 2022, Lead Plaintiffs filed an amended complaint, which alleges that defendants violated the federal securities laws in connection with certain disclosures regarding the Company’s FDA submission and customer contracts, among other allegations. Lead Plaintiffs seek to represent a class of investors who purchased the Company’s publicly traded securities between August 21, 2020 and September 15, 2020. On February 3, 2023, the Company moved to stay this action in favor of the McLaughlin action, or, in the alternative, until the Company’s pending motion to consolidate was decided. The Company has not yet responded to the amended complaint.

On October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. On January 25, 2022, Magistrate Judge Peggy Kuo appointed Davian Holdings Limited as Lead Plaintiff in the McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. On April 12, 2022 and in the same case, the Lead Plaintiff filed an amended complaint, which alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.ARC system as well as the comparison of the Nanox.ARC to CT scanners, among other allegations. Lead Plaintiff seeks to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and November 17, 2021. The Company moved to dismiss the amended complaint, and briefing on that motion was completed on September 9, 2022, and it remains outstanding. On April 28, 2023, the Company signed a term sheet with Lead Plaintiffs in both the McLaughlin action and the consolidated White action to settle all claims in both actions. On June 2, 2023, the Company entered into a formal settlement agreement to settle those actions for $8 million .The settlement agreement was filed for a court approval. As of June 30, 2023, the Company accrued $8 million for future settlement expenses in connection with the two pending class action lawsuits against the Company.

The Division of Enforcement of the U.S. Securities & Exchange Commission (the “SEC”) notified the Company that it is conducting an investigation to determine whether there had been any violations of the federal securities laws. The Company has received a subpoena from the SEC requesting that the Company provide documents and other information relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale, among other things, and the Company has provided documents and information to the SEC. The Company has cooperated with the SEC in responding to its requests. The Company and Ran Poliakine, the Chairman of the Board of Directors of the Company, have reached agreements in principle with the SEC staff to settle this matter. The agreements are subject to finalization, including any financial remedies, which the Company estimates will be approximately $650 in civil penalties from the Company and less than $500 in penalties, disgorgement and prejudgment interest from Mr. Poliakine. Final resolution of this matter is subject to preparation and negotiation of documentation satisfactory to all the parties, including, with respect to the Company, approval by the Company’s board of directors and, in the case of the SEC, authorization by the Commission, as well as approval by a federal district court. As of June 30, 2023, the Company accrued $650 for future settlement of this investigation.

On May 1, 2023, the Company received a notice alleging several causes of action, including breach of a consulting agreement between the claimant and Nanox Gibraltar PLC (the “Gibraltar Entity”) that was entered into in 2015. The claimant’s demand from the Company is for the payment of approximately $1.26 million for unpaid consulting fees from the Gibraltar Entity and approximately $25 million connection with his claimed entitlement to securities in the Gibraltar Entity. The Company believes the allegations against the Company have no merit and intends to defend its position vigorously.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 4 - RELATED PARTIES:

Related party balances at June 30, 2023 and December 31, 2022 consisted of the following:

	June 30, 2023	December 31, 2022
	(U.S. Dollars in thousands)
(a) Due from Illumigyn	$17	$48
(b) Due from (to) Wellsense Technologies Ltd.	(15)	10
(c) Due from Six-Eye Interactive	21	21
(d) Due from Six AI ltd.	10	8
(e) Due from Musashi	2	2
Total from related parties	$35	$89

b.	Related parties transactions:

	Six Months ended June 30,
	2023	2022
	(U.S. Dollars in thousands)

General and administrative	-	124

	Three Months ended June 30,
	2023	2022
	(U.S. Dollars in thousands)

General and administrative	-	47

NOTE 5 – DEFERRED REVENUE

The following table represents the changes in deferred revenue for six months ended June 30, 2023:

Deferred
Revenue
(U.S. Dollars
in thousands)
Balance at December 31, 2022 (*)	$580
Additions	162
Revenue recognized in the reported period -	(158)
Balance at June 30, 2023 (**)	$584

*	Includes $398 thousand under long term deferred revenue in the Company’s consolidated balance sheets as of December 31, 2022
**	Includes $6 thousand under long term deferred revenue in the Company’s consolidated balance sheets as of June 30, 2023

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 6 - SHAREHOLDERS’ EQUITY:

Share capital

The following table presents the number of authorized and issued and outstanding shares as of each reporting date for each class of shares:

	June 30, 2023		December 31, 2022
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
Ordinary shares	100,000,000	55,559,767	100,000,000	55,094,237
Total	100,000,000	55,559,767	100,000,000	55,094,237

For ordinary shares issued on April 28, 2023, see note 1.c.

As of June 30, 2023, there were 1,301,409 ordinary shares reserved for the equity incentive plan. The Company’s board of directors also approved the Plan for the purpose of selecting the capital gains tax track, under Section 102 of the Israeli Income Tax Ordinance, for options granted to the Company’s Israeli employees.

Share-based compensation

During the six months ended June 30, 2023, the Company granted 385,000 options to employees, non-employees and officers of the Company, as the following:

a.

On March 19, 2023, the Company granted a total of 16,500 options to purchase ordinary shares at an exercise price of $17.63 per share. The options shall equally vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date. The fair value of options granted was $56 and the underlying data used for computing the fair value of the options are as follows:

March 19, 2023
Stock price of one ordinary share	$6.69
Dividend yield	0
Expected volatility	74.76%
Risk-free interest rate	3.45%
Expected term (years)	6.25

b.	On April 28, 2023, the Company granted an officer of the Company a total of 10,000 options to purchase ordinary shares of the Company at an exercise price of $17.63 per share. The options shall equally vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date. The fair value of options granted was $30 and the underlying data used for computing the fair value of the options are as follows:

April 28, 2023
Stock price of one ordinary share	$6.13
Dividend yield	0
Expected volatility	74.26%
Risk-free interest rate	3.58%
Expected term (years)	6.25

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

c.

On May 21 2023, the Company granted a total of 52,000 options to purchase ordinary shares at an exercise price of $11.06 per share. The options shall equally vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date. The fair value of options granted was $736 and the underlying data used for computing the fair value of the options are as follows:

May 21, 2023
Stock price of one ordinary share	$17.87
Dividend yield	0
Expected volatility	81.80%
Risk-free interest rate	3.75%
Expected term (years)	6.25

d.	On May 23 2023, the Company granted a total of 306,500 options to several officers of the Company to purchase ordinary shares at an exercise price of $11.52 per share. Options shall equally vest in quarterly installments over a period of 4 years. The options expire on the tenth anniversary of their grant date. The fair value of options granted was $4,824 and the underlying data used for computing the fair value of the options are as follows:

May 23, 2023
Stock price of one ordinary share	$19.71
Dividend yield	0
Expected volatility	81.61%
Risk-free interest rate	3.75%
Expected term (years)	6.25

e.	On May 23, 2023, the Company granted a total of 35,500 RSUs to several officers, employees and non-employees of the Company. The RSUs shall equally vest over a period of 6 months. The RSUs expire on the tenth anniversary of their grant date. The fair value of RSUs granted was $653.

The expected volatility is based on the historical volatility of comparable companies. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the awards granted in dollar terms. The Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. Accordingly, as to ordinary course options granted, the expected term was determined using the simplified method, which takes into consideration the option’s contractual life and the vesting periods.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 7 - SEGMENTS OF OPERATIONS

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable operating segments. The Company manages its business primarily on a service basis. The Company’s reportable segments consist of the Nanox.ARC division, the radiology services division and the AI solutions division. Each one is managed separately to better align with the Company’s customers and distribution partners and the unique market dynamics of each segment. Operating income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment. Costs excluded from segment operating income include various corporate expenses such as income taxes. The Company does not include intercompany transfers between segments for management reporting. From 2022, total assets for each of the Company’s reportable segments have been separately presented to, and reviewed by, the Chief Operating Decision Maker of the Company to assess the performance of the Company’s segments.

The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies” in the Annual Report. The Company evaluates the performance of its reportable operating segments based on net sales and operating loss.

	Six months ended June 30, 2023 (U.S. dollars in thousands)
	Nanox. ARC	Radiology Services	AI Solutions	Total

Revenues	$-	$4,927	$102	$5,029
Segment operating profit (loss)	(24,877)	3,964	(8,996)	(29,909)
Realized loss from sale of marketable securities				(178)
Financial income				781
Profit (Loss) before taxes on income	(23,989)	3,935	(9,252)	$(29,306)

Depreciation and amortization expenses	$418	$1,321	$4,076	$5,815
Change in obligation in earn-out liabilities (*)	$-	$(4,523)	$-	$(4,523)
Stock based compensation	$2,270	$113	$480	$2,863
Total Assets	$123,279	$29,734	$71,872	$224,885

Expenditures for segment’s assets	$1,727	$80	$32	$1,839

(*)	See note 2

	Six months ended June 30, 2022 (U.S. dollars in thousands)
	Nanox. ARC	Radiology Services		AI Solutions	Total

Revenues	$-		$3,815	$193	$4,008
Segment operating loss	(31,616)		(1,233)	(11,276)	(44,125)
Financial income					597
Loss before taxes on income	(30,917)		(1,237)	(11,374)	$(43,528)

Depreciation and amortization expenses	$342		$1,321	$4,162	$5,825
Change in obligation in earn-out liabilities	$-		$131	$(12,387)	$(12,256)
Goodwill impairment	$-	$		$14,338	$14,338
Stock based compensation	$10,736		$103	$689	$11,528
Total Assets	$171,340		$31,059	$115,325	$317,724

Expenditures for segment’s assets	$6,761		$-	$9	$6,770

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

	Three months ended June 30, 2023 (U.S. dollars in thousands)
	Nanox. ARC	Radiology Services	AI Solutions	Total
Revenues	-	2,529	53	2,582
Segment operating loss	$(13,211)	$(483)	$(4,137)	$(17,831)
Financial income				380

Loss before taxes on income	(12,668)	(497)	(4,286)	$(17,451)

Depreciation and amortization expenses	$211	$659	$2,037	$2,907
Change in obligation in earn-out liabilities (*)	$-	$137	$-	$137
Stock based compensation	$1,515	$57	$248	$1,820

Total Assets	$123,279	$29,734	$71,872	$224,885
Expenditures for segment’s assets	$342	$-	$2	$344

(*)	See note 2

	Three months ended June 30, 2022 (U.S. dollars in thousands)
	Nanox. ARC	Radiology Services	AI Solutions	Total
Revenues	-	2,113	87	2,200
Segment operating loss	$(15,588)	$(382)	$(6,213)	$(22,183)
Financial income				471

Loss before taxes on income	(15,054)	(384)	(6,274)	$(21,712)

Depreciation and amortization expenses	$228	$660	$2,082	$2,970
Change in obligation in earn-out liabilities	$-	$-	$(12,631)	$(12,631)
Goodwill impairment	$-	$-	$14,338	$14,338
Stock based compensation	$4,626	$46	$319	$4,991
Total Assets	$171,340	$31,059	$115,325	$317,724
Expenditures for segment’s assets	$1,945	$-	$-	$1,945

For the six month periods ended June 30, 2023 and June 30, 2022, the Company’s revenues in the United States constituted approximately 99% and 97% of the Company’s total revenue, respectively. For the three month periods ended June 30, 2023 and June 30, 2022, the Company’s revenues in the United States constituted approximately 99% and 98% of the Company’s total revenue, respectively.

NANO-X IMAGING LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 8 - LOSS PER SHARE:

As of June 30, 2023 and 2022, the Company had outstanding 2,312,443 warrants. As of June 30, 2023 and 2022, the Company had 5,165,492 and 5,053,998 outstanding options awards and 53,826 and 15,105 outstanding RSUs awards, respectively. These warrants and awards were not considered when calculating diluted loss per share since their effect is anti-dilutive. In addition, contingently issuable ordinary shares that are issuable based on certain conditions are not included in the potential dilutive shares in calculating the diluted loss per share.

NOTE 9 - SUBSEQUENT EVENTS:

On July 26, 2023, the Company issued 2,142,858 of the Company’s ordinary shares, par value NIS 0.01 per share, together with warrants to purchase up to 2,142,858 ordinary shares at a combined purchase price of $14.00 per share, in a registered direct offering. The gross proceeds of the offering were $30 million and of the net proceeds of the offering were expected to be approximately $28.2 million, excluding any proceeds that may be received upon the exercise of the warrants, after deducting placement agent fees and other offering expenses payable by the Company. The warrants have an exercise price of $19.00 per share, are exercisable immediately upon issuance and will expire five years from issuance.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with GAAP. The Company uses information about certain financial measures that are not prepared in accordance with GAAP, including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP other expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, change in contingent earnout liability ,legal fees in connection with the class-actions litigation and the SEC investigation and accrual in connection with the settlement of the class-actions and accrual in connection with the estimated settlement of the SEC investigation. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items (as applicable) adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that the non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance.

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares and Non-GAAP basic and diluted loss per share (U.S. dollars in thousands)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2023	2022	2023	2022

GAAP net loss attributable to ordinary shares	29,125	41,280	17,364	19,614
Non-GAAP adjustments:
Less: Class-action litigation and SEC investigation	4,417	2,583	2,181	2,066
Less: Amortization of intangible assets	5,306	5,305	2,653	2,652
Less: Impairment of goodwill	-	14,338	-	14,338
Less (Add): Change in the fair value of earn out liabilities’ obligation	(4,523)	(12,256)	137	(12,631)
Less: accrual in connection with the estimated settlement of the SEC investigation	650	-	650	-
Less: Share-based compensation	2,863	11,528	1,820	4,991
Non-GAAP net loss attributable to ordinary shares	20,412	19,782	9,923	8,198
BASIC AND DILUTED LOSS PER SHARE	0.37	0.38	0.18	0.16
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	55,267	52,137	55,375	52,192

Reconciliation of GAAP cost of revenue to Non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	8,243	7,682	4,273	3,955
Non-GAAP adjustments:
Amortization of intangible assets	5,112	5,111	2,556	2,555
Share-based compensation	28	56	14	21
Non-GAAP cost of revenue	3,103	2,515	1,703	1,379

Reconciliation of GAAP gross loss to Non-GAAP gross profit (U.S. dollars in thousands)

GAAP gross loss	(3,214)	(3,674)	(1,691)	(1,755)
Non-GAAP adjustments:
Amortization of intangible assets	5,112	5,111	2,556	2,555
Share-based compensation	28	56	14	21
Non-GAAP gross profit	1,926	1,493	879	821

Reconciliation of GAAP gross loss margin to Non-GAAP gross profit margin (in percentage of revenue)

GAAP gross loss margin	(63.91)%	(91.67)%	(65.49)%	(79.77)%
Non-GAAP adjustments:
Amortization of intangible assets	101.65%	127.52%	98.99%	116.14%
Share-based compensation	0.56%	1.40%	0.54%	0.95%
Non-GAAP gross profit margin	38.3%	37.25%	34.04%	37.32%

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)

GAAP research and development expenses	13,199	13,323	6,913	6,493
Non-GAAP adjustments:
Share-based compensation	1,735	2,786	947	1,237
Non-GAAP research and development expenses	11,464	10,537	5,966	5,256

Reconciliation of GAAP sales and marketing expenses to Non-GAAP sales and marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	1,988	2,184	835	1,078
Non-GAAP adjustments:
Amortization of intangible assets	194	194	97	97
Share-based compensation	185	434	107	180

Non-GAAP sales and marketing expenses	1,609	1,556	631	801

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	15,434	22,439	7,626	11,150
Non-GAAP adjustments:
Class-action litigation and SEC investigation	4,417	2,583	2,181	2,066
Share-based compensation	915	8,252	752	3,553

Non-GAAP general and administrative expenses	10,102	11,604	4,693	5,531

Reconciliation of GAAP other expenses to Non-GAAP other expenses (income) (U.S. dollars in thousands)

GAAP other expenses	597	423	629	-
Non-GAAP adjustments:
Accrual in connection with the estimated settlement of the SEC investigation	650	-	650	-

Non-GAAP other expenses	(53)	423	(21)	-